AMERICAN INTERNATIONAL INDUSTRIES, INC.
(NasdaqCM: “AMIN”)
601 Cien St., Suite 235, Kemah, TX 77565-3077
Tel: (281) 334-9479 Fax: (281) 334-9508
Email: amin@americanii.com
www.americanii.com

                                                                                                February 29, 2008

Board of Directors
OI Corporation
P.O. Box 9010
151 Graham Road
College Station, TX 77842-9010

Gentlemen,

This letter is to request that the Board of Directors of OI Corporation (“OI”) appoint Daniel Dror and John W. Stump, III as two directors. Mr. Daniel Dror is Chairman and CEO of American International Industries, Inc., (NasdaqCM: AMIN) and Mr. John Stump is a director of American International Industries, Inc., and the chairman of its Audit Committee.

As disclosed in the Schedule 13D filed by AMIN with the SEC on February 29, 2008, to which this letter is attached as an exhibit, AMIN currently owns 170,345 shares or approximately 6.5% of the outstanding shares of OI Corporation common stock. AMIN strongly believes that its ownership interest represents a significant economic interest in OI Corporation and therefore AMIN should have representation on OI’s Board of Directors. We believe that due to our nominees extensive business background combined with AMIN’s significant economic interest, it would be in the best interests of the Company and its shareholders to expand board representation through the appointment of Mr. Stump and myself to the Board of Directors of OI Corporation.

In connection with the above request, we address, among other matters, disclosure related to Mr. Cabilott’s proposal to become an OI director as set forth in his Schedule 13D filing with the SEC dated March 13, 2006. AMIN agrees with Mr. Cabilott’s statement in his Schedule 13D that “board members who have significant ownership positions in the company are the best board members for shareholders.” However, we must conclude that current members of the Board do not have a significant interest represented by outright ownership of shares of OI common stock. AMIN believes that indirect ownership through options granted by the Board of Directors based upon an incentive plan previously approved by shareholders does not necessarily align shareholder interest with the interests of option grantees, especially if the grantees are members of the Board of Directors.

AMIN is aware that subsequent to the approval of the OI Corporation 2003 Incentive Compensation Plan by its shareholders, the Board of Directors substantially amended the incentive plan’s features, without shareholder approval. As disclosed in OI Corporation’s Form 8-K filed with the SEC on October 30, 2007, such changes are as follows: (i) the amendment extended the vesting period for non-employee directors from six months to one year and extended the expiration term of the options from three years to ten years; (ii) the amendment doubled the automatic grant to each non-employee director at each annual meeting of shareholders to 4,000 shares, from 2,000 shares.

It is AMIN’s opinion that the amendment to the 2003 Incentive Compensation Plan reflects poorly on OI Corporation’s Board of Directors and does not increase shareholder value. It is clear to AMIN that the amendments to the plan and especially the increased number of options granted and to be granted to non-employee directors without any connection to the financial performance of OI Corporation, depicts the Board of Directors disregard toward shareholder value and incentive based compensation.

AMIN’s representatives are prepared to meet with OI’s management and Board of Directors regarding the above referenced issues and in addition would like to discuss several alternative operational and strategic business objectives.

I look forward to your reply, not later than March 7, 2008.

Very truly yours,

Daniel Dror
Chairman and CEO